Financial Report

2020 & 2021



www.sievehealth.com

www.linkedin.com/company/sieve-health

support@sievehealth.com

Houston, TX

SIEVE

Independent Accountant's Review Report

To Management
Sieve LLC
Fulshear, Texas

We have reviewed the accompanying consolidated financial statements of Sieve, LLC ("the Company"), which comprise the consolidated balance sheet as of December 31, 2021 and 2020, and the related consolidated statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Shikha

Shikha Gupta, CPA
March 28th, 2022

Sieve LLC
Statement of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
Income		
Revenue	$ -	$ -
Total Income	$ -	$ -
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses	$ 22,115.56	$ 17,000.00
Total Selling, General and Administrative Expenses		
Net Loss from Operations	$ (22,115.56)	$ (17,000.00)

Sieve LLC
Statement of Changes in Member's Equity
As of December 31, 2021

Balance as of 12/31/2020	$	**220,998.26**
Capital Contribution	$	237,998.26
Capital Distributions	$	-
Net Income	$	(17,000.00)
Balance as of 12/31/2021	$	**241,634.44**
Capital Contribution	$	280,750.00
Capital Distributions	$	(17,000.00)
Net Income	$	(22,115.56)

Sieve LLC
Balance Sheet
As of December 13, 2021 and 2020

	2021	2020
Assets		
Current Assets		
Cash	$ 19,884.44	$ 16,000.00
Total Current Assets	$ 19,884.44	$ 16,000.00
Other Assets	221,750.00	204,998.26
Total Assets	$ 241,634.44	$ 220,998.26
Liabilities		
Total Liabilities	$ -	$ -
Member's Equity		
Member Capital	$ 280,750.00	$ 237,998.26
Retained Earnings	$ (17,000.00)	$ -
Net Income	$ (22,115.56)	$ (17,000.00)
Total Member's Equity	$ 241,634.44	$ 220,998.26
Total Liabilities and Member's Equity	$ 241,634.44	$ 220,998.26

Sieve LLC
Statement of Cash flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from Operating Activities:		
Net Loss	$ 22,115.56	$ 17,000.00
Net Cash provided by Operating Activities	$ (22,115.56)	$ (17,000.00)
Cash Flows from Investing Activities:		
Net Cash provided by Investing Activities	$ (16,751.74)	$ (204,998.26)
Cash Flows from Financing Activities:		
Contributions from Member	$ 42,751.74	$ 237,998.26
Net Cash provided by Financing Activities	$ 42,751.74	$ 237,998.26
Net (decrease) increase in Cash and Cash equivalents	$ 3,884.44	$ 16,000.00
Cash and Cash Equivalents at the beginning of the period	$ 16,000.00	$ -
Cash and Cash Equivalents at the end of the period	$ 19,884.44	$ 16,000.00

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sieve LLC ("the Company") was incorporated on August 17, 2020 under the laws of State of Texas, and is headquartered in Fulshear, Texas. The Company provides patient recruitment platform to increase clinical trial participation, and assist doctors and hospitals in generating revenue, bringing medicines to market more quickly.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end if December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

Risks and Uncertainties

As of December 31, 2021, the Company has not commenced full scale operations. The Company's activities since inception have consisted of algorithm and software development and business development. Once the Company commences its planned full-scale operations, it will incur additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to risks and uncertainties; including failure to secure funding to operationalize the Company's plans or failure to profitably operate the business; recessions, downturns, changes in local competition or market conditions; government policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Boards ("FASB") guidance specifies a hierarchy of valuation techniques based on the inputs of those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consist of financial instruments whose value is based on quoted market process such as exchange-traded instruments and listed equities.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents.

Software

Costs for internally-developed software to be marketed to outside users are recorder pursuant to ASC Section 985 Software. Costs incurred to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2021 and 2020.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation

cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 Equity Based Payments to Non-Employees. Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as the expense as the purchase commitment is settled.

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